# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: iHuman Inc., CIK 0001814423
CUSIP: 45175B109
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: FLOOR 8, BUILDING 2,, FLOOR 8, BUILDING 2,, BEIJING, China (F4), 100102
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-20-007420
Filed by CIK 0001798367

## Reporting persons
- Arisaig Partners (Asia) Pte Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: Singapore (U0); shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Arisaig Asia Fund Ltd: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: iHuman Inc.
Address of issuer's principal executive offices: FLOOR 8, BUILDING 2,, FLOOR 8, BUILDING 2,, BEIJING, CHINA, 100102.

## Item 2. Person Filing
Name of person filing:
Arisaig Partners (Asia) Pte Ltd.
Arisaig Asia Fund Limited
Address of principal business office or, if none, residence:
Arisaig Partners (Asia) Pte Ltd.
6 Lorong Telok, #02-01
Singapore 049019

Arisaig Asia Fund Limited
Craigmuir Chambers
P.O. Box 71, Road Town
Tortola, VG-1110
British Virgin Islands
Citizenship:
Arisaig Partners (Asia) Pte Ltd. - Singapore
Arisaig Asia Fund Limited - British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Arisaig Partners (Asia) Pte Ltd. - 0 shares
Arisaig Asia Fund Limited - 0 shares
Percent of class: 0
Shared power to vote or to direct the vote:
Arisaig Partners (Asia) Pte Ltd. - 0 shares
Arisaig Asia Fund Limited - 0 shares
Shared power to dispose or to direct the disposition:
Arisaig Partners (Asia) Pte Ltd. - 0 shares
Arisaig Asia Fund Limited - 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Arisaig Partners (Asia) Pte Ltd.: Gordon Yeo Tian Wee, Director (11/01/2024)
- Arisaig Asia Fund Ltd: Christoph Wedegaertner, Director (11/01/2024)